SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 February to 1 March 2016

DATE	DETAIL

01 March 2016	Total Voting Rights

29 February 2016	Transaction in own shares

26 February 2016	Transaction in own shares

25 February 2016	Transaction in own shares

24 February 2016	Transaction in own shares

23 February 2016	Transaction in own shares

09 February 2016	Notification of Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

23 February 2016: Commencement of Share Buyback Programme